SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Advanced Accelerator Applications S.A.

(Name of Subject Company)

by

Novartis Groupe France S.A.

and

Novartis AG

(Name of Filing Persons (Offerors))

Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

F0R0DZ103

(CUSIP Number of Class of Securities)

American Depositary Shares, each of which represents 2 Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

00790T100*

(CUSIP Number of Class of Securities)

Felix R. Ehrat
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY  10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
U.S. $3,969,691,422	U.S. $494,227

(1)          Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 2,370,107 ordinary shares of Advanced Accelerator Applications S.A. (“AAA”) issued and outstanding (the “Ordinary Shares”), multiplied by U.S. $41.00, the offer price per Ordinary Share, (b) 43,072,775 American Depositary Shares of AAA (each of which represents two Ordinary Shares) issued and outstanding (each, an “ADS,” and collectively, the “ADSs”), multiplied by U.S. $82.00, the offer price per ADS, (c) 7,767,585 Ordinary Shares subject to outstanding stock options with an exercise price less than U.S. $41.00 per share, multiplied by U.S. $41.00, the offer price per Ordinary Share, (d) 376,000 Ordinary Shares subject to outstanding free shares, multiplied by U.S. $41.00, the offer price per Ordinary Share, and (e) 162,500 Ordinary Shares subject to outstanding warrants, multiplied by U.S. $41.00, the offer price per Ordinary Share.  The calculation of the filing fee is based on information provided by AAA as of December 1, 2017, with respect to the amount of Ordinary Shares and ADSs, and November 20, 2017, with respect to the amount of stock options, free shares and warrants.

(2)          The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: U.S. $494,227	Filing Party: Novartis AG
Form or Registration No.: Schedule TO	Date Filed: December 7, 2017

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐              Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐              Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

* This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing two (2) Ordinary Shares.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 7, 2017 (together with any amendments and supplements thereto, the “Schedule TO”), relating to the offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France (“Purchaser”) and a direct and indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), to purchase all of the outstanding ordinary shares, nominal value €0.10 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents two Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs,” and together with the Ordinary Shares, the “Company Shares”), of Advanced Accelerator Applications S.A., a société anonyme organized under the laws of France (“AAA”), for U.S. $41.00 per Ordinary Share and U.S. $82.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), as applicable.

This Amendment is being filed on behalf of Parent and Purchaser.  All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.  Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1.   Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Summary Term Sheet of the Offer to Purchase as follows:

The following paragraph replaces, in the Summary Term Sheet, the first paragraph of the answer to the question “Who is offering to buy my Ordinary Shares or ADSs?” on page 3:

Purchaser, a société anonyme organized under the laws of France, is a direct and indirect wholly-owned subsidiary of Parent, a company organized under the laws of Switzerland, and is offering to buy your Ordinary Shares and ADSs.  The telephone number of Purchaser’s principal executive offices is +33 (0) 1 55 47 87 47. Purchaser was incorporated in 1970, and is directly owned by Parent (99.99%) and Novartis Holding AG (1 share), which is a wholly-owned subsidiary of Novartis International Pharmaceutical AG, which in turn is a wholly-owned subsidiary of Parent.  As of the date hereof, Purchaser only operates as a holding company and employs no employees (see “Introduction” and “The Tender Offer—Certain Information Concerning Parent and Purchaser”).

Item 2.   Subject Company Information

Item 2 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 8 (“Certain Information Concerning AAA”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 8, the first paragraph under the caption “Certain Information Concerning AAA” on page 36:

Except as otherwise set forth herein, the information concerning AAA contained in this Offer to Purchase has been furnished by AAA or its representatives, or taken from or based upon publicly available documents and records on file with the SEC and other public sources.

Item 3.   Identity and Background of Filing Person

Item 3 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 9 (“Certain Information Concerning Parent and Purchaser”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 9, the first paragraph under the caption “General” on page 39:

Purchaser is a société anonyme organized under the laws of France, with its principal executive offices located at 2/4 rue Lionel Terray, 92500 Rueil-Malmaison, France.  The telephone number of Purchaser is +33 (0) 1 55 47 87 47.  Purchaser is a direct and indirect wholly-owned subsidiary of Parent.  Purchaser was incorporated in 1970, and is directly owned by Parent (99.99%) and Novartis Holding AG (1 share), which is a wholly-owned subsidiary of Novartis International Pharmaceutical AG, which in turn is a wholly-owned subsidiary of Parent.  As of the date hereof, Purchaser only operates as a holding company and employs no employees.

Item 4.   Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 7 (“Possible Effects of the Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; Squeeze-out of Minority Holders; Margin Regulations”) and Section 15 (“Conditions of the Offer”) of the Offer to Purchase as follows:

The following paragraphs replace, in Section 7, the paragraph under the caption “Squeeze-out of Minority Holders” on page 35:

Parent and Purchaser are unable to implement a squeeze-out of minority shareholders following completion of the Offer under relevant Autorité des Marchés Financiers regulations, as such regulations apply only to companies with securities that are or have been listed on an EEA regulated market, or under French law, as such corporate action is not available.

The consummation of the Offer will not cause the rights of minority shareholders to change under French law.  In particular, the rights of minority shareholders to participate and vote in shareholders’ meetings will remain identical to those existing prior to the consummation of the Offer.  However, if the Offer is successful, the minority shareholders of AAA, as a group, cannot act as a blocking minority at shareholders’ meetings (which would require 33 1/3% percent plus 1 share of the share capital and voting rights of AAA at extraordinary shareholders’ meetings or 50% percent plus 1 share of the share capital and voting rights of AAA at ordinary shareholders’ meetings) given that they will hold, collectively, less than 20% of AAA’s share capital and voting rights following the consummation of the Offer.  Nevertheless, the unanimous consent of the shareholders at shareholders’ meetings would be required to act on the following matters: (a) modify AAA’s nationality; (b) modify AAA’s corporate form into a société en nom collectif, a société par actions simplifiée or a société civile; (c) modify AAA’s by-laws in a manner that would increase the shareholders’ commitments; (d) increase AAA’s capital by way of increasing the nominal value of the shares (unless effected by the capitalization of reserves, profits or share premium, in which case, such resolution may be adopted with a two-thirds majority); (e) insert a clause into AAA’s by-laws pursuant to which, upon the occurrence of certain events, a AAA shareholder may forfeit his or her ownership rights through the repurchase of his or her shares; and (f) merge AAA into a company incorporated outside the European Union.  In addition, Purchaser’s ability to control AAA will be subject to Purchaser, in compliance with French law, not abusing its rights as a majority shareholder against minority shareholders upon exercise of its voting rights.  Such abuse would exist if Purchaser adopts a resolution solely for its own interest and against AAA’s corporate interest (contraire à l’intérêt social).

If the Offer is completed, Purchaser will hold at least 80% of the share capital and voting rights of AAA and will accordingly have the majority required under French law to adopt, without limitation, resolutions at (x) ordinary shareholders’ meetings (by a simple majority) and/or (y) extraordinary shareholders’ meetings (by a two-thirds majority) to:

(i)                                     approve AAA’s annual financial statements;

(ii)                                  appoint, replace and dismiss members of AAA’s corporate governance bodies (e.g., board of directors);

(iii)                               ratify the appointment, via cooptation, of additional directors (by AAA’s board of directors);

(iv)                              determine the compensation of AAA’s directors;

(v)                                 approve the arrangements to be entered into between AAA and (x) any shareholder holding more than 10% of AAA’s share capital or (y) one of AAA’s officers (subject to French law provisions governing related party transactions);

(vi)                              amend AAA’s by-laws (including amendments that modify AAA’s corporate purpose, change AAA’s corporate name or modify AAA’s rules governing the transfer of shares);

(vii)                           dissolve or liquidate AAA;

(viii)                        extend the term of AAA;

(ix)                              increase, decrease or amortize the share capital of AAA (except that the unanimous consent of AAA’s shareholders will be required if any increase of share capital is implemented by increasing the nominal value of the shares other than by the capitalization of reserves, profits or share premium);

(x)                                 grant broad authorization to AAA’s board of directors to increase the share capital of AAA;

(xi)                              issue shares, other securities or debt instruments;

(xii)                           enter into any merger (except in the case of a merger into a company incorporated outside the European Union) or spin-off transaction of AAA;

(xiii)                        appoint statutory auditors;

(xiv)                       authorize the payment of dividends in the form of shares; and

(xv)                          authorize the buy-back by AAA of its own equity.

Parent and Purchaser may consider, from time to time following consummation of the Offer, options available under applicable law to acquire any remaining Company Shares, including through privately negotiated transactions or otherwise.

The following replaces, in Section 15, the lead-in language prior to the first bullet in the first paragraph under the caption “Conditions of the Offer” on page 66:

In addition to the satisfaction of the Minimum Condition, Purchaser will not be obligated to accept for payment or pay for any validly tendered Company Shares (subject to applicable rules and regulations of the SEC), and may terminate the Offer and the MoU if, as of the expiration of the Offer, any of the following conditions (except those relating to regulatory approvals) are not satisfied or have not been waived to the extent legally permissible:

Item 7.   Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 13 (“Source and Amount of Funds”) of the Offer to Purchase as follows:

The following paragraph replaces, in Section 13, the first paragraph under the caption “Source and Amount of Funds” on page 65:

There is no financing condition to the Offer.  Assuming that all of the outstanding Ordinary Shares, including Ordinary Shares represented by ADSs, and all Ordinary Shares issuable upon the exercise of outstanding options and warrants are tendered into the Offer, the aggregate purchase price payable by Purchaser upon consummation of the Offer would be approximately U.S. $3,969,691,422.  Parent will procure that we are provided with sufficient funds to purchase all Ordinary Shares and ADSs validly tendered into the Offer that have not been properly withdrawn.  Parent or its affiliates intend to finance the Offer with funds from issuances of commercial paper and existing cash.  The commercial paper will be issued under an existing U.S. dollar commercial paper program, under which a wholly-owned Parent subsidiary is the issuer and which is guaranteed by Parent, with J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Barclays Capital Inc., and

Merrill Lynch, Pierce, Fenner & Smith Incorporated as dealers and Citibank, N.A. as issuing and paying agent.  Under this program, the issuer may issue unsecured, short-term senior promissory notes of up to an aggregate of U.S. $3.5 billion with maturities not exceeding nine months from the date of issuance and with interest rates based on the Parent’s credit rating and short-term rates at the time of issuance.  As of December 21, 2017, there was no principal amount of indebtedness outstanding under this commercial paper program.  Parent or its affiliates intend to refinance the indebtedness raised through the issuance of commercial paper in full or partially with one or multiple bond offerings after completion of the Offer at terms and conditions to be determined.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2017

NOVARTIS GROUPE FRANCE S.A.

By:	/s/ Benjamin Brod
Name: Benjamin Brod
Title: As Attorney

By:	/s/ Jeffrey Holgate
Name: Jeffrey Holgate
Title: As Attorney

NOVARTIS AG

By:	/s/ Augusto Lima
Name: Augusto Lima
Title: As Attorney

By:	/s/ Keren Haruvi Snir
Name: Keren Haruvi Snir
Title: As Attorney

[Signature Page — Schedule TO/A]